[SHIP/R/]
                            [THE VANGUARD GROUP/R/ LOGO]

                         Vanguard(R) PRIMECAP Fund
                        SUPPLEMENT TO THE PROSPECTUS

IMPORTANT CHANGE TO THE REDEMPTION FEE POLICY FOR VANGUARD PRIMECAP FUND

The redemption fee period for Vanguard PRIMECAP Fund has been reduced from five years to one year, effective at the close of business on March 23, 2005. The 1% fee applies to shares redeemed within one year of purchase by selling, by exchanging to another fund, or by application of the low-balance account-closure policy. The new period applies to shares redeemed after March 23, 2005. The fee is withheld from redemption proceeds and retained by the Fund. Shares held for one year or more are not subject to the 1% fee.





(C)2005 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor.                       PSD59 032005